November 2, 2011

Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re: Castmor Resources Ltd

EIN: 98-0471928

Commissioners:

We were previously the principal accountants for Castmor Resources Ltd. We have not reported on the financial statements of Castmor Resources Ltd. We have not provided any audit services to Castmor Resources Ltd. Effective November 2, 2011, we were dismissed as the principal accountants.

We have read the Company's statements included under Item 4.1 of its Form 8-K dated November 2, 2011. We agree with the statements concerning our Firm in Item 4.1 of the Form 8-K. We have no basis on which to agree or disagree with other statements made in the Form 8-K.

Very truly yours,

MNP LLP

Vancouver, BC

ACCOUNTING › CONSULTING › TAX

2300, 1055 DUNSMUIR STREET, BOX 49148, VANCOUVER, BC V7X 1J1

1.877.688.8408 P: 604.685.8408 F: 604.685.8594 mnp.ca